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	July 20, 2006	WRITER'S DIRECT LINE
202.295.4003
abill@foley.com EMAIL

CLIENT/MATTER NUMBER
Via EDGAR and Facsimile (202-772-9217)		302280-0219
Ms. Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Hanger Orthopedic Group, Inc.
CIK No. 0000722723
Form S-4 Registration Statement
File No. 333-135436
Acceleration Request
Dear Ms. Barros:
     Attached please find an acceleration request letter from Hanger Orthopedic Group, Inc. relating to the above Registration Statement. I would appreciate your calling me at 202-295-4003 when the Registration Statement is declared effective.

Sincerely,
/s/ Arthur H. Bill

Arthur H. Bill

BOSTON	LOS ANGELES	SACRAMENTO	TALLAHASSEE
BRUSSELS	MADISON	SAN DIEGO	TAMPA
CHICAGO	MILWAUKEE	SAN DIEGO/DEL MAR	TOKYO
DETROIT	NEW YORK	SAN FRANCISCO	WASHINGTON, D.C.
JACKSONVILLE	ORLANDO	SILICON VALLEY

Two Bethesda Metro Center	Phone 301 • 986 • 0701
Suite 1200	Fax 301 • 986 • 0702
Bethesda, MD 20814
July 20, 2006
Via Edgar and Facsimile (202-772-9217)
Ms. Sonia Barros
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:	Hanger Orthopedic Group, Inc. Acceleration Request CIK No. 000722723 Form S-4 Registration Statement File No. 333-135436

Dear Ms. Barros:
     On behalf of Hanger Orthopedic Group, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, I hereby respectfully request acceleration of the effectiveness of the Company’s Registration Statement on Form S-4 (File No. 333-135436)(the “Registration Statement”), so that the Registration Statement shall become effective at 10:00 a.m. on Monday, July 24, 2006, or as soon as practicable thereafter. In connection with this request for acceleration of the effectiveness of the Registration Statement, the Company acknowledges that: i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Ivan R. Sabel
Ivan R. Sabel
Chairman of the Board and Chief Executive Officer

cc: Arthur H. Bill, Esq.